July 10, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director

Re:	Iconix Brand Group, Inc.
Form 10-K for fiscal year ended December 31, 2007

Dear Mr. Reynolds:

On behalf of Iconix Brand Group, Inc. (the "Company"), set forth below are the responses to the comments contained in your letter of June 30, 2008 addressed to Mr. Neil Cole, the Company's Chief Executive Officer and President, regarding the Company’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). The responses have been numbered to correspond to the comments contained in your letter. Based upon the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. As noted, where applicable, the Company intends to incorporate its responses to the staff’s comments in its future filings. For ease of reference, the staff’s comments appear in boldface immediately preceding the Company’s response.

Executive Compensation, page 35

1. While you list the fiscal 2007 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executives to earn their annual incentive compensation and long-term compensation. For example, we note the grant of equity awards based on performance and a bonus to Mr. Cole based on achievement of EBITDA targets. Please confirm that in future filings you will disclose the specific performance targets, used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Your supplemental response should address your targets for the 2007 fiscal year as disclosed in the definitive proxy statement filed on April 7, 2008. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission
July 10, 2008
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Other than with respect to Mr. Cole, at this time, no specific targets have been set in order for the Company’s other executive officers to earn any portion of their incentive or long-term compensation. With respect to Mr. Cole, in future filings the Company will disclose the specific performance targets used to determine his future equity compensation.

Consolidated Income Statements, page F-5

2. We note that ‘Special charges’ has been a recurring line item for the last four years. Please revise your caption entitled ‘Special charges, net’ to better explain the amounts included in this line item, as described in Note 10 to the financial statements.

The Company believes that Note 10 adequately describes the nature of the charges, and a change in the caption on the face of the Consolidated Income Statement would not be material to a reader of the financial statements. However, in light of this comment, in future filings the Company will change the caption “Special charges, net” in its Consolidated Income Statement to “Expenses relating to specific litigation, net”.

Note 1. Summary of Significant Accounting Policies, page F-9

Marketable Securities. Page F-10

3. We note your disclosure indicating that the recorded temporary decline in value of your auction rate securities as of December 31, 2007 was based on a third-party valuation. Given your reference to the use of such an appraisal, the expert that prepared such appraisal should be named, and the respective consent of such expert should be filed as an exhibit in future Exchange Act reports. As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings. Please explain to us how you plan to address this comment in future filings.

With respect to the referenced disclosure regarding marketable securities, in future filings the Company will omit such references to third-party appraisals.

Goodwill and Other Intangibles, page F-11

4. We note your disclosures indicate you test your indefinite life trademarks for impairment on at least an annual basis through the use of discounted cash flow models. Tell us and expand your disclosures to describe whether you have combined your indefinite-lived intangible assets into a single unit of accounting for impairment testing purposes, as described in EITF 02-7.

The Company does not combine its indefinite-lived intangible assets into one single unit of accounting for impairment testing purposes, in accordance with in EITF 02-7. As such, the Company performs the impairment test for the indefinite-lived intangible assets associated with each of its 15 brands (Candie’s, Bongo, Joe Boxer, Rampage, Mudd, London Fog, Ocean Pacific, Mossimo, Danskin, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma and Starter) on an individual basis.

Securities and Exchange Commission
July 10, 2008
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In reaching its determination that each indefinite-lived intangible asset is the single unit of accounting pursuant to EITF 02-7, the Company had performed the following analysis:

Indicators that two or more indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes:

•	The intangible assets were purchased in order to construct or enhance a single asset (i.e. they will be used together).

Each of the intangible assets acquired were purchased in contemplation of exploring and enhancing each brand individually.

•	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

All intangible assets were acquired in separate acquisitions, and each of those acquisitions included the purchase of one single indefinite-lived intangible asset, except for the Pillowtex acquisition. In the Pillowtex acquisition, the Company concluded that each of the four indefinite-lived intangible assets (Cannon, Royal Velvet, Fieldcrest and Charisma) acquired should be valued and recorded as four separate single units of accounting. As such, if all the indefinite-lived intangible assets had been purchased in a single acquisition, the Company would have valued and recorded as separate units of accounting.

•
The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

The indefinite-lived intangible assets are not considered a group of assets that would most likely be sold as one unit. Further, if one or more of the assets would be sold, this would most likely not diminish the fair value of any of the remaining assets.

•	The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of Statement 141.

None of the indefinite-lived intangible assets are part of a combined marketing or branding strategy. The Company markets each of these assets individually and has always had separate and distinct advertising campaigns for each. The Company has never had an advertising campaign involving more than one of these assets. Further, these assets do not complement each other and are not marketed as such.

In the appropriate financial statement footnote in its future filings the Company will clarify that it tests these indefinite-lived intangible assets on an individual brand basis for impairment.

Securities and Exchange Commission
July 10, 2008
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Note 8. Debt Arrangements. Page F-20

5. We note that you entered into hedges for your $287.5 million convertible notes by purchasing call options covering approximately 10.4 million shares of your stock by paying $76.3 million. We also note that you entered into a separate warrant transaction for $37.5 million. Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in determining the accounting for the call options and warrants. Expand your disclosures to clearly explain how you accounted for these transactions.

As noted in Note 8 to the Consolidated Financial Statements included in the Form 10-K, in June 2007 the Company entered into hedges for the Convertible Notes, which are comprised of two types of contracts: 1) purchased call options with a strike price of $27.56 (low strike) and 2) sold warrants with a strike price of $42.40 (high strike). These contracts are indexed to and potentially settled in the Company’s common stock and are treated as equity on a standalone basis. In addition, the Company has evaluated the Convertible Note hedge and warrants under EITF 00-19 and EITF 01-06.

The purchased low strike call options and the written high strike warrants meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to the Company’s common stock under the provisions of EITF 01-06. EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.

The purchased low strike call options and written high strike call warrants are analyzed below:

i.	The contracts permit the Company to settle in unregistered shares.

•	Low Strike - The Company is not required to issue shares in connection with the purchased call option. The contracts are net-share settled where the Company will be receiving shares, if any.

•
High Strike - The Company is permitted to settle in unregistered shares, however in the case of a settlement with unregistered shares, the counterparties determine an appropriate discount to the settlement price in a “commercially reasonable manner” and the Company appropriately adjusts the amount of unregistered shares to be delivered to such counterparties. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner.

ii.
The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Securities and Exchange Commission
July 10, 2008
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•	Low Strike - Not applicable as the Company may only receive net shares and is under no obligation to issue shares.

•
High Strike - The Company is permitted to settle in unregistered shares, however in the case of a settlement with unregistered shares, the counterparties determine an appropriate discount to the settlement price in a “commercially reasonable manner” and appropriately adjust the amount of unregistered shares to be delivered to such counterparties. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner. The Company has sufficient authorized and unissued shares available to settle the contracts.

iii.	The contracts contain an explicit limit on the number of shares to be delivered in a share settlement.

•	Low Strike - The Company is not required to deliver or issue shares when exercising the purchase call options. Thus, this provision of EITF 00-19 is not relevant to the contracts.

•
High Strike - The Company has an explicit maximum number of shares it is required to deliver in a share settlement (Approximately 15.6 million shares of common stock, subject to adjustment for any subdivision, stock split, stock combination, reclassification or similar event).

iv.	There are no required cash payments to the counterparties in the event the Company fails to make timely filings with the Securities and Exchange Commission (“SEC” or “Commission”).

•	Low Strike - Not applicable to these contracts as the Company is buying net shares.

•	High Strike - There are no required cash payments to the counterparties in the event that the Company fails to make timely filings with the SEC.

v.
There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due.

•	Low Strike - Not applicable to these contracts as the Company is buying net shares.

•
High Strike - There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due.

vi.	The contracts require net-cash settlement only in specific circumstances in which holders of shares underlying the contracts also would receive cash in exchange for their shares.

•	Low Strike - Not applicable.

Securities and Exchange Commission
July 10, 2008
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•
High Strike - The notes do not include contingent events outside of the Company’s control that could require settlement in net cash, other than in specific circumstances in which stockholders also would receive cash in exchange for their shares.

vii.	There are no provisions in the contracts that indicate that the counterparties have rights that rank higher than those of a shareholder of the stock underlying the contracts.

•	Low Strike - Not applicable.

•	High Strike - Not applicable.

viii.	There is no requirement in the contracts to post collateral at any point or for any reason.

•	Low Strike - Not applicable.

•	High Strike - Not applicable.

Under EITF 00-19, the purchased low strike call options and written high strike warrants meet the definition of an equity instrument as the Company has met the conditions within paragraphs 12 through 32. Therefore, the Company has classified the purchased low-strike call options and the written high strike warrants in equity rather than an asset or liability.

Proposed Convertible Debt Footnote Disclosure in Future Filings

Based on the conclusions noted above and in consideration of the staff’s comment, the Company has set forth below proposed convertible debt disclosure that would be added to the applicable footnote regarding the Convertible Notes appearing in the financial statements to be included in the Company’s future filings:

“Pursuant to Emerging Issues Task Force (EITF) Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (EITF 00-19), and EITF Issue No. 01-06, “The Meaning of Indexed to a Company’s Own Stock” (EITF 01-06), the convertible note hedge and the proceeds received from the issuance of the warrants were recorded as a charge and an increase, respectively, in additional paid-in capital in stockholders’ equity as separate equity transactions.”

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

Securities and Exchange Commission
July 10, 2008
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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 730-0030 or Ethan Seer, Esq. of Blank Rome, LLP at (212) 885-5393.
Very truly yours, /s/ Warren Clamen Warren Clamen Chief Financial Officer

cc:	Neil Cole
Andrew Tarshis,Esq.
Deborah Sorell Stehr, Esq.
Ethan Seer, Esq.